Exhibit 5.1

November 10, 2025

The Board of Directors

First Financial Bancorp.

255 E. Fifth Street, Suite 900

Cincinnati, OH 4250

Re: First Financial Bancorp. 6.375% Fixed-to-Floating Rate Subordinated Notes Due 2035

Ladies and Gentlemen:

We have acted as counsel to First Financial Bancorp., an Ohio corporation (the “Company”), in connection with the issuance and sale by the Company of $300,000,000 million aggregate principal amount of 6.375% Fixed-to-Floating Rate Subordinated Notes due 2035 (the “Notes”), pursuant to an indenture by and between the Company and Wilmington Trust, National Association, as trustee (the “Trustee”), dated as of November 5, 2025 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of November 10, 2025 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”) by and between the Company and Trustee.

We have reviewed (i) the Registration Statement on Form S-3 (SEC File No. 333-291294) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), (ii) the prospectus of the Company, dated November 5, 2025, as supplemented by the prospectus supplement, dated November 6, 2025, relating to the Notes, as filed with the SEC pursuant to Rule 424(b) under the Securities Act, (iii) the Indenture, (iv) the Underwriting Agreement, dated November 6, 2025, by and between the Company, First Financial Bank, Keefe, Bruyette and Woods, Inc. and Janney Montgomery Scott LLC, (v) corporate proceedings of the Company relating to the issuance of the Notes, and (vi) such other documents and records and such matters of law and fact as we have deemed necessary or advisable to enable us to render this opinion. In connection with the issuance and sale of the Notes, the Company has also filed with the SEC two free writing prospectuses, dated November 6, 2025 and November 7, 2025, respectively, pursuant to Rule 433 under the Securities Act.

In our examination, we have assumed, without verification, the genuineness of all signatures, the authenticity of all documents and instruments submitted to us as originals, and the conformity to the originals of all documents and instruments submitted to us as certified or conformed copies. The opinion expressed below is limited to the laws of the States of Ohio and New York.

Based upon, and subject to, the foregoing, and subject to the limitations, qualifications and assumptions stated herein, we are of the opinion that, as of the date hereof, when the Notes have been duly authorized, executed, issued, and authenticated in accordance with the terms of the Indenture and delivered against payment therefor in the circumstances contemplated by the Underwriting Agreement, the Notes will be legally valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms.

First Financial Bancorp.	Squire Patton Boggs (US) LLP
November 10, 2025	Page 2 of 2

We hereby consent to the references to our firm under the captions “Legal Matters” in the prospectus supplement, dated November 6, 2025, and to the inclusion of this opinion as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on November 10, 2025, which is incorporated by reference into the Registration Statement and the prospectus, dated November 5, 2025, as supplemented by the prospectus supplement, dated November 6, 2025. In giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC thereunder.

Respectfully submitted,

/s/ Squire Patton Boggs (US) LLP